UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2015
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 24, 2015, announcing preliminary financial results for the quarter ended September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 25, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 3Q 2015 results and increased quarterly dividend of $0.45 per share

Hamilton, Bermuda, November 24, 2015. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2015.

Highlights

•	Increased third quarter dividend of $0.45 per share

•	$16.6 million profit share from vessels on charter to Frontline

•	Successful delivery of eight Capesize dry bulk carriers with long-term charters

•	Acquisition of container vessels with long term charters

•	Sale of older crude oil tankers

•	Selected key financial data:

Three Months Ended
	Sep 30, 2015	Jun 30, 2015
Charter revenues(1)	$167m	$148m
EBITDA(2)	$136m	$125m
Net income	$45m	$68m
Earnings per share	$0.49	$0.73

Dividends and Results for the Quarter Ended September 30, 2015
The Board of Directors has declared an increased quarterly cash dividend of $0.45 per share. The dividend will be paid on or about December 30, 2015 to shareholders on record as of December 10, 2015 and the ex-dividend date will be December 8, 2015. This is the 47th consecutive quarterly dividend declared by the Company.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $111 million, or $1.18 per share, in the third quarter of 2015. This number excludes $9.1 million of revenues classified as ‘repayment of investments in finance lease’, and $47 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’.
The new 50% profit share agreement with Frontline had a positive contribution of $16.6 million, or $0.18 per share in the third quarter. There was also a $1.0 million profit share in the third quarter relating to some of our dry bulk carriers.
Reported net operating income pursuant to U.S. GAAP for the quarter was $58.6 million, or $0.63 per share, and reported net income was $45.5 million, or $0.49 per share. This is after approximately $15.2 million, or $0.16 per share in negative non-cash charges, which includes a negative mark-to-market of $12.4 million related to interest rate hedging instruments and amortization of deferred charges of $2.8 million in the third quarter of 2015.
Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS, said in a comment: “Ship Finance delivers yet another strong quarter, and with new vessel deliveries, the distributable cash-flow is expected to increase going forward. Our business model has been tested through all market cycles, and we have been

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

profitable every quarter. With our track record and industry relationships we have access to a consistent stream of growth opportunities, and we have significant capital available for new accretive investments.”
Business Update
As of September 30, 2015, the fixed-rate charter backlog from our fleet of 72 vessels and rigs was approximately $4 billion, with an average remaining charter term of 5.3 years, or 8.6 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
In the third quarter, the Company successfully took delivery of eight Capesize dry bulk carriers from subsidiaries of Golden Ocean. The acquisition price was $272 million en bloc, or $34 million on average per vessel. The acquisition has been financed with a combination of available cash and an amortizing bank loan facility of approximately $166 million.
The vessels are chartered out on time charter basis to Golden Ocean for a fixed period of ten years. The daily base rate is $17,600 per vessel for the first seven years, and $14,900 thereafter. In addition to this, Ship Finance is entitled to a 33% profit share above the base rate, calculated and paid on a quarterly basis. As the vessels were delivered throughout the third quarter there will be full cash-flow and earnings effect from the fourth quarter onwards. No profit share accumulated in the third quarter.
In the second quarter, Ship Finance announced an agreement to acquire three 9,300-9,500 TEU container vessels under construction. The first vessel is scheduled to be delivered in November and the last two vessels in the first and second quarters of 2016, respectively. Total acquisition cost is approximately $290 million and a deposit of $43 million was paid in the second quarter. The acquisition will be financed with a combination of available cash and an amortizing bank loan facility of $210 million.
The vessels have been chartered to Maersk Line for a minimum period of five years, with options for the charterer to extend each charter by up to two years. The annual average EBITDA contribution from the three vessels is estimated to be more than $32 million per year.
Subsequent to quarter end, the Company has also agreed to acquire certain other large container vessels with expected delivery in late 2016 and early 2017. These vessels will be chartered out to a large container line company, but we cannot disclose any details relating to the vessels or the charters at present. Long term financing has been arranged, and our net cash investment will be limited to approximately $45 million, where the majority will be payable on delivery of the vessels.
In July, Frontline Ltd. and Frontline 2012 Ltd. announced an agreement to merge, subject to approval by the shareholders in special general meetings to be held on November 30, 2015. Ship Finance owns 55 million shares in Frontline, equivalent to approximately 7% of the share capital in the combined company when the merger is concluded.
In September, the Company sold and delivered the 1995-built Suezmax tanker Front Glory to its new owner. The 20-year old tanker was sold for net proceeds of approximately $14 million, after compensation to Frontline of $2.2 million for the early termination of the charter. The Company recorded a book gain of $3.4 million in the third quarter in connection with this sale to an unrelated third party.
In October, the Company sold and delivered another 1995-built Suezmax tanker, the Front Splendour, to its new owner. Ship Finance received net proceeds of approximately $13 million, after compensation to Frontline of $1.3 million for the early termination of the charter. The Company expects a book gain of approximately $2.6 million to be recorded in the fourth quarter following this sale to an unrelated third party.
In November, the Company announced that it has agreed to sell the 1998-built Suezmax tanker Mindanao to an unrelated third party. The vessel is expected to be delivered to its new owner in December, and Ship Finance will receive a net amount of approximately $18 million, after compensation to Frontline of approximately $3.3 million for the early termination of the current charter. The Company expects to record a book gain of $1.8 million as a result of the transaction. Following the sale of the Mindanao, the number of vessels on charter to Frontline will be reduced to 14 vessels, including 12 VLCCs and two Suezmax crude oil carriers.
The crude oil tanker market remained strong in the third quarter, and has increased further so far into the fourth quarter, particularly for the VLCCs. The profit share contribution from the vessels on charter to Frontline was $16.6 million in the third quarter, and there are good prospects for a significant profit share in the fourth quarter as well.
The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers trading in the spot market via a pool arrangement. In the third quarter, the average time charter equivalent revenues were approximately $44,100 per trading day for these vessels.
The Company has four drilling units on long term charters. The rigs generated approximately $54 million in aggregate EBITDA in the third quarter of 2015. All the rigs are chartered out on fixed rate bareboat charters whereby our customers are responsible for operating costs and maintenance. The drilling market has experienced a dramatic downturn linked to reduced activity levels following the drop in oil price. We have always focused on rapid reduction of financial leverage on our drilling rigs, and currently have a comfortably low level of financing on these units, with a significant buffer if rig values should drop from current levels.
Two 1,700 TEU feeder-size container vessels are chartered out in the short term market, and the rates achieved in the sector have been marginally above operating expense levels so far in 2015. Six of our Handysize dry bulk carriers are also chartered out on short term time charters, with a fixed base rate plus profit share. This profit share contributed approximately $1.0 million in additional earnings in the third quarter. The Company intends to continue chartering these vessels in the short term market until long term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry bulk carriers. The majority of our vessels and rigs are chartered out on long term, fixed rate contracts that provide the Company with stability in cash flow and earnings, irrespective of fluctuations in the short term charter market.
Financing and Capital Expenditure
As of September 30, 2015, Ship Finance had approximately $289 million available liquidity, including approximately $60 million in cash and cash equivalents and approximately $229 million available under revolving credit facilities.
In addition, the Company had financial assets available for sale of approximately $155 million, including amortizing notes from Frontline with a nominal value of $114 million. The Company also owns 55 million shares in Frontline.
As of September 30, 2015, the Company had remaining capital expenditure commitments related to three 9,300-9,500 TEU container vessels, with expected delivery between the fourth quarter of this year and the second quarter of 2016. The Company has arranged a $210 million financing to part finance the acquisition of the vessels, and the total net remaining capital expenditure after financing is limited to $36 million, which will be sourced from Ship Finance’s existing liquidity position.
Subsequent to quarter end, the Company has entered into agreements to acquire certain other large container vessels with expected delivery in late 2016 and early 2017, with an estimated net capex of approximately $45 million after financing.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.

Strategy and Outlook
Management is committed to continuing the conservative profile of the Company and pursuing a strategy of building distribution capacity through chartering out the majority of our assets on long term charters to reputable operators in the shipping and offshore markets.
Investing in cyclical markets requires discipline both in timing and structuring of transactions. Over time, we have expanded from tankers only, to eight sub-sectors in the shipping and offshore industries and expanded our fleet to more than 70 vessels and rigs. We are working continuously to renew and expand our portfolio, and have been consistently profitable every quarter since our formation 12 years ago.
Based on our portfolio of quality assets in combination with significant capital available for new investments, the Board remains confident that the Company can sustain and further build its distribution capacity going forward.
Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.org.
Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 24, 2015

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2015 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	June 30,	2014
except per share data)	2015	2015	(audited)
Charter revenues - operating lease	71,541	61,396	201,880
Charter revenues - finance leases	30,660	29,236	136,151
Revenues classified as Repayment of investment in finance leases	(9,123)	(9,479)	(44,300)
Profit share income	17,634	928	1,093
Cash sweep income	—	9,945	32,663
Total operating revenues	110,712	92,026	327,487

Gain on sale of assets and termination of charters	3,378	—	23,931

Vessel operating expenses	(34,215)	(26,011)	(119,470)
Administrative expenses	(1,434)	(2,311)	(7,609)
Depreciation	(19,855)	(17,822)	(67,393)
Vessel impairment charge	—	(29,161)	(11,800)

Total operating expenses	(55,504)	(75,305)	(206,272)

Operating income	58,586	16,721	145,146

Results in associate(1)	8,592	9,220	33,497
Interest income from associates and long term investments(1)	4,668	4,668	24,857
Interest income, other	5,187	6,427	15,594
Interest expense	(14,526)	(14,473)	(74,810)
Amortization of deferred charges	(2,784)	(3,185)	(11,271)
Gain on sale of associate	—	—	6,055
Other financial items	(299)	44,486	(1,358)
Expense related to non-designated derivatives	(13,938)	4,079	(14,895)
Taxes	—	—	—
Net income	45,486	67,943	122,815

Basic earnings per share ($)	0.49	0.73	1.32

Weighted average number of shares	93,480,000	93,450,143	93,330,622
Common shares outstanding	93,468,000	93,468,000	93,404,000

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2015 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	June 30,	Dec 31, 2014
(in thousands of $)	2015	2015	(audited)
ASSETS
Short term
Cash and cash equivalents	60,283	61,571	50,818
Available for sale securities	40,497	48,416	73,656
Amount due from related parties	72,235	62,667	152,491
Other current assets	65,521	63,020	63,260

Long term
Newbuildings and vessel deposits	43,445	43,425	87,567
Vessels and equipment, net	1,566,243	1,314,039	1,377,133
Investment in finance leases	522,254	541,373	709,014
Investment in associate(1)	225,228	220,196	53,457
Amount due from related parties - Long term(1)	470,979	379,589	425,325
Deferred charges	32,941	33,847	36,958
Other long-term assets	10,936	14,862	11,875

Total assets	3,110,562	2,783,005	3,041,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	213,936	202,896	182,415
Other current liabilities	19,328	20,586	30,231
Amount due to related parties	256	484	1,109

Long term
Long term interest bearing debt	1,561,830	1,258,816	1,550,044
Other long term liabilities	130,161	100,793	124,263

Stockholders’ equity	1,185,051	1,199,430	1,153,492
Total liabilities and stockholders’ equity	3,110,562	2,783,005	3,041,554

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Frontline Ltd. are included in the line item ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2015 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	June 30,	Dec 31, 2014
	2015	2015	(audited)

OPERATING ACTIVITIES
Net income	45,486	67,943	122,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,164	20,433	76,682
Vessel impairment charge	—	29,161	11,800
Adjustment of derivatives to fair value recognised in net income	12,437	(5,381)	7,699
Gain on sale of assets and termination of charters	(3,378)	—	(23,931)
Result in associate	(8,592)	(9,220)	(33,497)
Gain on sale of associated company	—	—	(6,055)
Gain on sale of Horizon notes and warrants	—	(44,552)	—
Other, net	(548)	(1,498)	(3,555)
Change in operating assets and liabilities	(1,491)	(18,848)	(19,557)
Net cash provided by operating activities	66,078	38,038	132,401

INVESTING ACTIVITIES
Repayment of investments in finance leases	8,824	9,188	43,120
Proceeds from sale of vessel/new buildings and termination of charters	13,801	—	199,429
Net investment in newbuildings and vessel deposits	(21)	(43,425)	(202,333)
Purchase of vessels	(271,993)	(90)	(192,864)
Cash received from (paid to) associates(1)	(103,943)	65,884	88,585
Proceeds from the redemption of Horizon loan notes and warrants	—	71,681	—
Other assets / investments	661	(887)	42,123
Net cash provided by/ (used in) investing activities	(352,671)	102,351	(21,940)

FINANCING ACTIVITIES
Proceeds from long and short term debt	394,939	2,058	733,632
Expenses paid in connection with securing finance	(1,973)	(2,594)	(7,460)
Repayment of long and short term debt	(59,076)	(88,081)	(616,783)
Re-purchase of Company bonds	(7,463)	—	(75,262)
Cash received from share issue	—	257	927
Payments in lieu of issuing shares for exercised share options	—	—	(1,196)
Cash dividends paid	(41,122)	(40,188)	(152,142)
Net cash used in financing activities	285,305	(128,548)	(118,284)

Net increase/ (decrease) in cash and cash equivalents	(1,288)	11,841	(7,823)
Cash and cash equivalents at beginning of period	61,571	49,730	58,641
Cash and cash equivalents at end of period	60,283	61,571	50,818

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (paid to) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2015 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended September 30, 2015

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,523	13,963	20,447	46,933
Revenues classified as Repayment of investment in finance leases	(6,951)	(8,177)	(11,286)	(26,414)
Interest expense, related party(1)	(1,631)	(1,631)	(1,406)	(4,668)
Interest expense, other	(2,054)	(2,465)	(3,690)	(8,209)
Other items	(80)	(65)	(62)	(207)
Net income(2)	1,807	1,625	4,003	7,435

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of September 30, 2015

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	401,116	402,728	541,821	1,345,665
Other assets	6,644	6,930	13,853	27,427
Total assets	407,760	409,658	555,674	1,373,092

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,519	1,095	40,311	43,925

Long term interest bearing debt	204,111	235,625	314,167	753,903
Long term loans from shareholders, net	140,866	128,586	125,000	394,452
Other long term liabilities	—	—	4,400	4,400

Stockholders equity(1)	37,597	16,852	20,338	74,787

Total liabilities and stockholders’ equity	407,760	409,658	555,674	1,373,092

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
THIRD QUARTER 2015 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Sep 30,	June 30,	ended Dec 31,
	2015	2015	2014

Net income	45,486	67,943	122,815

Add:
Expense related to non-designated derivatives	13,938	(4,079)	14,895
Amortization of deferred charges	2,784	3,185	11,271
Interest expense	14,526	14,473	74,810
Interest income, other(1)	(22)	(21)	(4,576)
Interest income from associates	(4,668)	(4,670)	(24,464)
Results in associate	(8,592)	(9,220)	(33,497)
Depreciation	19,855	17,822	67,393
Gain on sale of Horizon notes and warrants	—	(44,552)	—
Gain on sale of assets and termination of charters	(3,378)	—	(23,931)
Gain on sale of associated company	—	—	(6,055)
Vessel impairment charge	—	29,161	11,800
Repayment of investment in finance leases	8,824	9,188	43,120
Other reconciling items	(176)	(508)	(295)
Investment in subsidiaries accounted for as associate:
Charter revenues - finance lease	46,933	46,202	299,505
Charter revenues - operating lease	—	—	3,663
Total operating expenses	—	(6)	(3,065)

EBITDA (2)	135,510	124,918	553,389

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and revenues from financial investments, less vessel operating expenses and general & administrative expenses.